UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2021

Commission File Number: 001-38309

AGM GROUP HOLDINGS INC.

(Translation of registrant’s name into English)

c/o Creative Consultants (Hong Kong) Limited

Room 1502-3 15/F., Connuaght Commercial Building, 185 Wanchai Road

Wanchai, Hong Kong

+86-010-65020507 – telephone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Appointment of Officer

On July 12, 2021, the Board of Directors (the “Board”) and the Compensation Committee of AGM Group Holdings Inc. (the “Company”) approved and confirmed the appointment of Junchen Li as the Co-Chief Executive Officer, effective July 12, 2021.

Mr. Li, age 39, is an expert in the sector of fintech and blockchain-oriented ASIC (Application Specific Integrated Circuit), possessing over 10 years of experience in credit card and credit card related systems and 8 years of experience in blockchain-oriented ASIC and other blockchain applications. He is proficient in software development, and has expertise using open-source technology system and operating system principles. Mr. Li started his career at Shanghai Huateng Software System Co., Ltd. and Tonglian Payment Network Service Co., where he served for 7 years and took the responsibilities of module development, joint debugging and testing, identifying problems, and bug fixes, designing, developing the integrated management platform of the Agricultural Bank of China’s Credit Card Center in addition to its core system, designing and developing of the second-generation system of China UnionPay II and overseeing system architecture, system analysis, quality control, and follow-up planning, among others. From 2013 to 2021, Mr. Li served as the Chief Technology Officer at Shenzhen HighSharp Electronics Ltd., where he was responsible for not only constructing and designing R&D of SMIC's 55nm ASIC, TSMC's 16nm ASIC chip, Samsung's 10nm ASIC chip, and SMIC's N+1 ASIC chip, but also the algorithm design, system design, algorithm verification and system verification of high-performance ASIC and the entire solution. Mr. Li obtained his bachelor’s degree in computer science and technology from Tongji University in 2005.

There are no family relationships between Junchen Li and any other employees or members of the Board.

On July 12, 2021, the Company entered into an employment agreement with Mr. Junchen Li, pursuant to which the employment will be for a term of 1 years, effective July 12, 2021. The employment agreement is qualified in its entirety by reference to the complete text of the agreement, which is filed hereto as Exhibits 10.1.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Employment Agreement with Junchen Li dated July 12, 2021.
99.1	Press release - AGM Group Holdings Inc. Appoints Chenjun Li as Co-Chief Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 16, 2021	AGM GROUP HOLDINGS INC.

	By:	/s/ Wenjie Tang
	Name:	Wenjie Tang
	Title:	Co-Chief Executive Officer and Director

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